AMERICAS SILVER CORPORATION
145 King Street West, Suite 2870
Toronto, Ontario
M5H 1J8

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
July 20, 2016

Meeting Date, Location and Purpose

The Meeting will be held at 10:00 a.m. (Toronto time) on Wednesday July 20, 2016 at the offices of Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Main Boardroom, Toronto, ON M5L 1B9 for the following purposes:

1.

to consider and, if deemed advisable, pass, with or without variation, an ordinary resolution, the full text of which is described under the heading “Business of the Meeting” of the Company’s management information circular (the “Circular”), authorizing the Company to issue common shares and warrants pursuant to the terms of a private placement offering of subscription receipts completed on June 14, 2016; and

2.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Notice and Access

The Company is using the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 for the delivery of its Circular to its shareholders for the Meeting.

Under Notice and Access, instead of receiving paper copies of the Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s Circular.

The Company urges shareholders to review the Circular before voting.

Accessing Materials online

The Circular and Proxy Form can be viewed online under the Company’s profile at www.sedar.com or at www.americassilvercorp.com/s/specialmeeting.asp.

Requesting Printed Copy of Circular

Shareholders can request that printed copies of the Circular be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR by going to the Company’s website at www.americassilvercorp.com.

To receive the Circular in advance of the proxy deposit date and Meeting Date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Circular. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy accompanying this Notice and in the Circular.

Dated at Toronto, Ontario as of June 14, 2016

BY ORDER OF THE BOARD OF DIRECTORS

Signed: “Darren Blasutti”

Darren Blasutti
President and Chief Executive Officer